BLACKROCK GLOBAL GROWTH FUND, INC.
100 Bellevue Parkway
Wilmington, Delaware 19809

December 23, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Global Growth Fund, Inc.
Post-Effective Amendment No. 18 to Registration Statement on Form N-1A
Securities Act File No. 333-32899

Ladies and Gentlemen:

BlackRock Global Growth Fund, Inc., a Maryland corporation (the “Corporation”), hereby respectfully requests that the effective date of Post-Effective Amendment No. 18 (the “Amendment”) to its Registration Statement on Form N-1A (File No. 333-32899) be accelerated so that such Amendment may be declared effective at 12:00 noon on Tuesday, December 29, 2009, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jack D. Cohen of Willkie Farr & Gallagher LLP at (212) 728-8681, and that such effectiveness also be confirmed in writing.

Very truly yours,

BlackRock Global Growth Fund, Inc.

By: /s/ Denis R. Molleur
Name: Denis R. Molleur
Title: Assistant Secretary

BLACKROCK INVESTMENTS, LLC
40 East 52nd Street
New York, New York 10022

December 23, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Global Growth Fund, Inc.
Post-Effective Amendment No. 18 to Registration Statement on Form N-1A
Securities Act File No. 333-32899

Ladies and Gentlemen:

BlackRock Investments, LLC, the principal underwriter of BlackRock Global Growth Fund, Inc. (the “Corporation”), hereby joins in the request of the Corporation for acceleration of the effective date of Post-Effective Amendment No. 18 to the above-named Registration Statement so that it may be declared effective by 12:00 noon on December 29, 2009, or as soon as possible thereafter.

Very truly yours,

BLACKROCK INVESTMENTS, LLC

By: /s/ Francis M. Porcelli
Name: Francis M. Porcelli
Title: Managing Director